Series Seed Preferred Stock Designation

Voting. The holders Series Seed Preferred Stock vote with holders of Common Stock together as a single class. Each share of Series Seed Preferred Stock is entitled to a number of votes equal to the number of shares of Class A Common Stock into which the share is convertible

Protective Provisions. As long as any of the Preferred Stock shall be outstanding, the Corporation shall not, without first obtaining the approval (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise) of the holders of more than 50% of the outstanding shares of the Preferred Stock:

(a)     amend, alter or repeal any provision of the Series Seed Preferred Stock designation;

(b)     increase or decrease the authorized number of shares of Series Seed Preferred Stock; or

(c)     enter into any liquidation, dissolution or winding up of the Corporation unless a sum equal to the Redemption Price for all outstanding shares of Series Seed Preferred Stock is set aside for payment, in which case, the holders of shares of Series Seed Preferred Stock shall have no right to vote on any such transaction.

Dividends. Until such time as the Corporation has paid aggregate dividends or made other distribution of assets to the holders of shares Series Seed Preferred Stock equal to the Original Issue Price ($1) for each share of Series Seed Preferred Stock, the Corporation shall not declare or pay any cash dividends or make any other distribution of assets on the class of Common Stock, including any distribution in shares of Common Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, subject to the rights of any Senior Securities, the holders of shares Series Seed Preferred Stock shall receive, before any payment is made to the holders of Common Stock, an amount in cash or other assets equal to the Original Issue Price

Deemed Liquidation.  Each of the following shall be deemed to be a liquidation, dissolution or winding up of the Corporation: (i) the acquisition of the Corporation by another entity, except one in which the holders of stock outstanding immediately prior to such transaction retain at least a majority of the total voting power in the surviving or resulting entity; (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

Conversion.

Right to Convert. A holder of Series Seed Preferred Stock has the right his shares of Series Seed Preferred Stock into a number of shares of Class A Common Stock as is determined by (x) multiplying the number of shares to be converted by the Original Issue Price thereof, and then (y) dividing the result by the Conversion Price in effect immediately prior to such conversion. The initial conversion price per share (the "Conversion Price") shall be the Original Issue Price, subject to adjustment.

Automatic Conversion. Upon (i) the payment to holders of Series Seed Preferred Stock of a sum equal to the Original Issue Price or (ii) in connection with, and on the closing of, a Qualified Public Offering ($10 million), all of the outstanding shares of Series Seed Preferred Stock automatically convert into an aggregate number of shares of Class A Common Stock as is determined by (x) multiplying the number of shares to be converted by the Original Issue Price, and then (y) dividing the result by the applicable Conversion Price then in effect.

Adjustments to Conversion Price and/or Number of shares Issuable upon Conversion.

Proportionate adjustment upon forward or reverse stock split.

If the Class A Common Stock issuable upon conversion of the Series Seed Preferred Stock is changed into the same or a different number of shares of any other class of stock, whether by capital reorganization, reclassification or otherwise, in lieu of the number of shares of Class A Common Stock which the holders would otherwise have received, each holder of Series Seed Preferred Stock shall have the right thereafter to convert shares of Series Seed Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Class A Common Stock deliverable upon conversion of the Series Seed Preferred Stock immediately before that change.

Redemption. At any time issuance, the Corporation has the right to redeem all (but not less than all) of the outstanding shares of Series Seed Preferred Stock by (i) paying to the holders of Series Seed Preferred Stock a sum equal to the Series Seed Liquidation Price (which is equal to the Original Issue Price less the aggregate of all amounts previously paid or of the Fair Market Value of amounts distributed to the holders of Series Seed Preferred Stock) multiplied by the number of shares held and (ii) issuing to the holder a number of fully-paid, nonassessable shares of Class A Common Stock calculated by (x) multiplying the number of shares of Series Seed Preferred Stock by (y) the Original Issue Price, and then, (z) dividing the product of (x) and (y) by the applicable Conversion Price.